As filed with the Securities and Exchange Commission on July 1, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4

2517 KR The Hague

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.............................N/A...........................................................................................

New Skies Satellites N.V. (in Liquidation) The Hague, The Netherlands 2004 Statutory Financial Statements

MANAGEMENT BOARD REPORT

As of December 31, 2004, New Skies Satellites N.V. is in liquidation following the sale of the Company’s assets and liabilities (the “Asset Sale”) to private equity funds affiliated with The Blackstone Group during the year. The asset sale, which was ratified by our shareholders at our Extraordinary General Meeting of Shareholders held on July 19, 2004, was for consideration of approximately $7.96 per share. The aggregate purchase price paid totalled $958,032,191 reflecting $7.96 for each of the 118,462,789 shares outstanding at the date of sale, equivalent to $942,963,800, and an additional $15,068,390 required to fund accelerated stock option gains that fell due as a consequence of the sale.

The transaction was completed on November 2, 2004 at which time the Company ceased trading and commenced liquidation proceedings. The number of Supervisory Board Directors reduced from six members, immediately prior to the sale, to two as of November 2, 2004. The two members that continue to serve on our Supervisory Board are Mr T.M. Seddon, Chairman of the Board and Mr J.W Kolb. The then current Management Board also resigned as of November 2, 2004 and were replaced by NSS Liquidator B.V. as the Company’s liquidator and sole Managing Director. At the same time, the Company appointed Freeland Corporate Advisors N.V. to provide liquidation support services to the Company who, in turn, are represented by Mr T.C. Koster.

On November 17, 2004 the Company paid an initial liquidation dividend distribution of approximately $7.55 per share. The Company has subsequently paid a second and final distribution on February 24, 2005 of approximately $0.41 per share. As of June 24, 2005 the Company had distributed liquidation dividends totalling approximately $904.0 million (before accrued interest that has additionally been distributed), leaving approximately $39.0 million, plus accrued interest thereon, still subject to distribution. To the extent that it does not prove possible to distribute the remaining amounts, all such unpaid liquidation dividend distributions will be subsequently deposited with the Consignatiekas on or after August 24, 2005, in accordance with Dutch law.

New Skies Satellites N.V. (in Liquidation)

Balance Sheets

(In thousands of U.S. dollars, except share data)

	December 31
	2003	2004
Assets

Fixed Assets

Tangible Fixed Assets
Communications, plant and other property, net (Note 4)	$991,419	$-

Financial Fixed Assets
Participations in group companies (Note 5)	20,910	-
Deferred tax asset (Note 6)	8,542	-
Other assets	585	-
Total fixed assets	1,021,456	-

Current Assets
Receivables
Trade receivables (including trade receivables from shareholders totaling $17,954 less: allowance for doubtful accounts of $7,481 as of December 31, 2003)	38,413	-
Amounts due from participating interests	13,918	-
Prepaid expenses and other assets	13,129	1,523
Cash and cash equivalents	19,545	98,274
Total current assets	85,005	99,797

TOTAL ASSETS	$1,106,461	$99,797

Equity and Liabilities

Shareholders’ equity (Note 8)
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	-	-
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	-	-
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 117,668,652 and 118,462,789 issued, respectively)	5,431	5,480
Additional paid-in capital	926,109	88,148
Retained earnings	67,854	-
Unearned compensation	(179)	-
Accumulated other comprehensive income	2,575	-
Total shareholders’ equity	1,001,790	93,628

Long-term liabilities
Satellite performance incentives	41,727	-
Deferred revenues and other liabilities	7,888	-
Total long-term liabilities	49,615	-

Current liabilities
Satellite performance incentives	6,429	-
Deferred revenues and other liabilities	6,014	-
Accounts payable and accrued liabilities	11,460	6,169
Income taxes payable	31,153	-
Total current liabilities	55,056	6,169

Total liabilities	104,671	6,169
TOTAL EQUITY AND LIABILITIES	$1,106,461	$99,797

See notes to statutory financial statements.

New Skies Satellites N.V. (in Liquidation)

Statements of Operations

(In thousands of U.S. dollars, except per share amounts)

	Years Ended December 31,
	2003	2004

Revenues
(Including services to shareholders totaling $104,722 and $70,646 for 2003 and 2004, respectively)	$205,595	$166,540

Operating Expenses:
Cost of operations (Including services from shareholders totaling $4,323 and $4,662 for 2003 and 2004, respectively)	53,910	48,646
Selling, general and administrative	46,628	37,252
Transaction related expenses (Note 2)	-	26,367
Depreciation	92,309	79,522
Total Operating Expenses	192,847	191,787

Gain arising on frequency coordination	-	32,000

Operating Income (Loss)	12,748	6,753

Interest expense and other, net	1,227	227
Income before Income Tax Expense	11,521	6,526

Income tax expense (Note 6)	4,152	2,349
Equity in income of subsidiaries	4,466	4,444

Net Income (Loss) before disposal of assets and liabilities	11,835	8,621

Loss on disposal of assets and liabilities, net of taxation (Note 2)	-	73,891

Net Income (Loss)	$11,835	$(65,270)

See notes to statutory financial statements.

New Skies Satellites N.V. (in Liquidation)

Statements of Cash Flows

(In thousands of U.S. dollars)

	Years Ended December 31,
	2003	2004

Cash flows from operating activities:
Net income (loss)	$ 11,835	$ (65,270)

Adjustments for non-cash items:
Depreciation	92,309	79,522
Cumulative effect of change in accounting principle	-	-
Equity in income of subsidiaries	(4,466)	(4,444)
Deferred taxes	641	1,672
Stock compensation expense	2,172	5,895
Amortization of debt issuance costs	627	321
Loss on disposal of assets and liabilities	-	73,891

Changes in operating assets and liabilities; net of effects of disposal
Trade receivables	(654)	(3,247)
Prepaid expenses and other assets	7,432	2,872
Accounts payable and accrued liabilities	(1,657)	18,250
Income taxes payable	3,509	218
Other liabilities	(2,492)	1,856
Net Cash Provided by (Used in) Operating Activities	109,256	111,536

Cash flows from investing activities:
Payments for communication, plant and other property	(40,700)	(3,974)
Disposal of assets and liabilities, net of cash on hand	-	827,830
Net Cash Provided by (Used in) Investing Activities	(40,700)	823,856

Cash flows from financing activities:
Stock options exercised	359	3,139
Proceeds from short-term borrowings	-	-
Repayment of short-term borrowings	(10,000)	-
Treasury stock acquired	(34,676)	-
Dividend	-	(4,721)
Liquidation dividend distribution	-	(850,300)
Satellite performance incentives	(7,586)	(4,781)

Net Cash Used in Financing Activities	(51,903)	(856,663)

Net Change in Cash and Cash Equivalents	16,653	78,729
Cash and Cash Equivalents, Beginning of Year	2,892	19,545
Cash and Cash Equivalents, End of Year	$ 19,545	$ 98,274

Cash payments for interest (net of amounts capitalized) was $nil for each of the years ended December 31, 2003 and 2004. Income tax paid was $nil for each of the three years ended December 31, 2003 and 2004.

See notes to statutory financial statements.

New Skies Satellites N.V. (in Liquidation)

Notes to Statutory Financial Statements

1.	Basis of Presentation

On November 2, 2004 the Company’s assets and liabilities were sold and the Company ceased trading and commenced liquidation. The accompanying financial statements have been prepared on a liquidation basis following accounting principles generally accepted in the Netherlands ("Dutch GAAP").

2.	Formation, Description and Disposal of the Business

Formation and Business Description—

New Skies Satellites N.V. was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague as an independent, global satellite communications company. Until November 1, 2004, the Company owned and operated five satellites in geosynchronous orbit that provided capacity to various entities throughout the world for the global public telecommunications, broadcasting, internet and corporate business network market sectors. During 2003, one of the satellites, the NSS-513 was retired and the NSS-6 satellite entered commercial service. A further satellite, the NSS-8, was under construction.

Disposal and Subsequent Liquidation—

On November 2, 2004 the Company ceased trading following the sale of its assets and liabilities to New Skies Satellites B.V. (the “Disposal”). The Company was sold for $958.1 million. The aggregate purchase consideration comprised $943.0 million for the purchase of the assets and liabilities of New Skies Satellites N.V. and $15.1 million as payment for stock option gains arising as a consequence of the Disposal.

The following table provides a breakdown of the assets and liabilities sold (in thousands of U.S. dollars):

Cash and cash equivalents	$ 115,133
Trade receivables	41,660
Prepaid and other expenses	3,337
Communications, plant and other property	915,871
Deferred tax assets	7,464
Participations in group companies	39,430
Accounts payable and accrued liabilities	(17,905)
Income taxes payable	(29,267)
Deferred revenues and other liabilities	(15,758)
Satellite performance incentives	(43,111)
Total	$ 1,016,854
Proceeds from sale	942,963
Loss on disposal	$ (73,891)

In connection with the Disposal, New Skies Satellite N.V. incurred $26.4 million of expenses, comprised primarily of $9.7 million related to financing advisory fees and expenses, $8.9 million related primarily to legal and accounting fees and other third party services and $7.8 million related to the settlement of outstanding stock options (as further discussed in Note 10) and other bonuses. Such costs were expensed as incurred and classified in the statements of operations as "Transaction related expenses."

As of December 31, 2004, as part of the liquidation process, the Company had made liquidation dividend distributions of $850.3 million and had cash on hand of $98.3 million. Cash on hand will be used to meet all remaining, known obligations of the Company and to pay a final liquidation distribution to shareholders. In total, the liquidation dividend distributions are expected to equal approximately $7.96 per share.

3.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on a liquidation basis following accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Amounts are reported in thousands of U.S. dollars, unless indicated otherwise. Certain amounts reported in 2003 have been reclassified to conform to the 2004 financial statement classification. The following are the significant accounting policies used by the Company:

Functional Currency—Substantially all of the Company's revenues, capital expenditures and operating expenses were denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into the functional currency using rates that are in effect at the transaction date.

Foreign Currency Translation—The Company's reporting currency is the U.S. dollar. Participations in group companies with a functional currency other than the U.S. dollar were translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Equity in income of such subsidiaries were translated at average exchange rates during the period. Resulting translation adjustments were directly recorded in shareholders' equity as a component of accumulated other comprehensive income.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Telecommunications revenues result from utilization charges arising from the provision of satellite and ground-based services. Telecommunications revenues were recognized on a straight-line basis over the period during which the services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to prepayment options as set out in transponder service agreements. These amounts were recorded as revenues on a straight-line basis over the period during which these prepaid satellite services were provided.

Cash and Cash Equivalents—The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

Communications, Plant and Other Property—Communications, plant and other property were carried at historical cost and consisted primarily of the costs of spacecraft construction and launch, including capitalized performance payments, launch insurance premiums, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. Communication support and other equipment primarily related to the Company's teleport and tracking, telemetry, command and control ("TTC&M") infrastructure. Interest expense in the accompanying statements of operations was net of capitalized interest of $1.9 million and $1.2 million for the years ended December 31, 2003 and 2004, respectively.

Upon commencement of commercial operation, communications, plant and other property were depreciated on a straight-line basis over the following estimated useful lives (see Note 4):

Years
Spacecraft and Launch costs	12.5-14
Communication support and other	3-7
Buildings	30

The Company estimated the useful lives of the satellites based on a number of factors, and reviewed these life expectancy estimates periodically taking into consideration each satellite's actual in-orbit performance. The two most important factors were the length of time during which a satellite's on-board propellant is projected to permit manoeuvres to keep the satellite in geosynchronous orbit and the expected performance of satellite components.

Satellite Performance Incentives—The Company had certain contracts with its satellite manufacturers that required the Company to make incentive payments over the orbital design life of the satellites. The Company recorded the present value of such payments as a liability and capitalized these costs in the cost of the satellite.

Income Taxes—The Company accounts for income taxes under the asset and liability method which requires deferred tax assets and liabilities be recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Valuation allowances were provided against assets if it is more likely than not that they will not be realized.

Stock Compensation—For periods through December 31, 2002, the Company accounted for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Effective January 1, 2003 the Company adopted the fair value based method of recording stock options for all employee stock options granted subsequent to fiscal year-end 2002. All employee stock option grants made in fiscal 2003 and 2004 were expensed over the stock option vesting period based on the fair value of the stock option at the date of grant.

The following table presents the effects on net income (loss) and earnings (loss) per share had the Company applied the fair value recognition approach for all stock-based compensation awards:

(in thousands of U.S. dollars, except earnings per share data)
	2003	2004

Net income (loss), as reported	$11,835	$(65,270)
Add: Stock-based employee compensation expense included in reported net income, net of taxes:
Stock Option Plans	306	1,079
Incentive Stock Plan	1,222	3,155
	1,528	4,234
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes
Stock Option Plans	(3,770)	(2,721)
Incentive Stock Plan	(1,222)	(3,155)
	(4,992)	(5,876)

Pro forma net income (loss)	$8,371	$(66,912)

Basic and diluted earnings per share:
As reported	$0.10	$(0.55)
Pro forma (unaudited)	$0.07	$(0.56)

The weighted average fair value of stock options granted during the years ended December 31, 2002 and 2003 was $2.01 and $1.97, respectively. No options were granted in 2004.

The Company estimated the fair value of stock options granted using the Black Scholes option-pricing model with the following assumptions for the year ended December 31, 2003:

2003

Expected life	5 years
Interest rate	3.0%
Volatility	40%
Assumed forfeitures	10%

Fair Value of Financial Instruments—The Company's financial instruments consisted of accounts receivable and accounts payable. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments.

4.	Communications, Plant and Other Property
(In thousands of U.S. dollars)
Historical Cost	Spacecraft & Launch Costs	Construction in-progress	Communication support & other	Buildings	Total

Balance, Jan 1, 2004	$1,213,712	$174,551	$35,442	$12,651	$1,436,356
Additions	-	3,542	423	9	3,974
Retirements	-	-	(5,963)	-	(5,963)
Disposals (see Note 2)	(1,213,712)	(178,093)	(29,902)	(12,660)	(1,434,367)
Balance, Dec 31, 2004	$-	$-	$-	$-	$-

Accumulated Depreciation

Balance, Jan 1, 2004	$426,227	$-	$16,592	$2,118	$444,937
Additions	74,493	-	4,519	510	79,522
Retirements	-	-	(5,963)	-	(5,963)
Disposals (see Note 2)	(500,720)	-	(15,148)	(2,628)	(518,496)
Balance, Dec 31, 2004	$-	$-	$-	$-	$-

Net Book Value, Dec 31, 2003	$787,485	$174,551	$18,850	$10,533	$991,419
Net Book Value, Dec 31, 2004	$-	$-	$-	$-	$-

Construction-in-progress related primarily to satellites under construction and related launch services.

On November 2, 2004, New Skies Satellites B.V. acquired the assets of New Skies Satellites N.V. Therefore there are no communications, plant and other property recorded in New Skies Satellites N.V. as of December 31, 2004.

5. Participation in Group Companies

	2003	2004
(in thousand of U.S. dollars)

Balance, January 1	$13,377	$20,910
Equity in earnings of subsidiaries	4,466	4,444
Additions	-	13,008
	17,843	38,362
Cumulative translation adjustment	3,067	1,068
	20,910	39,430
Less: Disposal of group interest (see Note 2)	-	(39,430)
Balance, December 31	$20,910	$-

6.	Income Taxes

As of November 2, 2004, New Skies Satellites B.V. assumed the income tax liability of New Skies Satellites N.V., including any adjustment that may arise following agreement with the Dutch tax authorities of the final tax obligation due for the Company.

The Company’s provision for income taxes consists of the following (in thousands of U.S. dollars):

	Year ended December 31,
	2003	2004

Current Domestic	$3,511	$677
Deferred Domestic	641	1,672

Total income tax provision	$4,152	$2,349

The income tax provision is computed in the financial statements at 36.0% for the each of the years ended December 31, 2003 and 2004, as compared with the Netherlands statutory rate of 34.5%. The Company's provision for income taxes differs from the statutory rate by 1.5% in each of these periods due to the permanent differences arising from certain non-deductible amounts.

Deferred income tax assets as of December 31, 2003 arise from the tax effect of the difference in the tax and book basis of communications, plant and other property of $8.7 million and from timing differences arising from stock compensation of $0.7 million. In addition, the tax effect of the difference in the tax and book basis of communications, plant and other property has also resulted in certain deferred income tax liabilities totalling $0.8 million and in respect of deferred financing fees of $0.2 million as of December 31, 2003.

On November 2, 2004 New Skies Satellites B.V. acquired the assets and liabilities of the Company at that date, including any obligations for taxation arising from trading activities prior to that date. At December 31, 2004 income taxes payable therefore reflected only those obligations of New Skies Satellites N.V.( in Liquidation) which were $nil. There were also no deferred tax timing differences at December 31, 2004.

7.	Financing Arrangements

Unsecured Credit Facility—In August 2000, the Company negotiated an unsecured credit facility providing up to $300 million in available credit through December 31, 2003, $200 million through June 30, 2004 and $100 million through December 31, 2004. Borrowings under the facility bore interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin. At November 1, 2004 a one-month draw-down bore interest at 2.5% per annum. In addition, a commitment fee of 0.225% was paid on the unused revolving credit amount. On November 1, 2004 this facility was cancelled.

8.	Share Capital and Shareholders’ Equity

The Shareholders have authorized the issuance of up to 227,530,000 governance preference shares at a par value of €0.05 per share. The Shareholders also approved an option right to an independent foundation (the "Foundation") to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares would be issued at par upon a payment of 25% of the par value. The object of the Foundation was to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares were issued.

In October 2002, the Supervisory Board authorized the purchase of up to 10% of then outstanding shares, or approximately 13 million ordinary shares. The Company repurchased 5,194,030 ordinary shares in 2002 and a further 7,862,994 shares in 2003, completing the buyback program in September 2003 at an average cost per share of $4.14. On November 3, 2003 all of the 12,951,921 treasury shares held were retired.

The movement of the shareholders’ equity is as follows:

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Treasury Stock (at Cost)	Total Shareholders’ Equity

	(in thousands)
Balance, January 1, 2003	130,570	$ 6,026	$ 977,506	$ 55,527	$ (685)	$ (19,341)	$ 1,019,033

Stock options exercised (Note 10)	51	3	356	-	-	-	359
Stock option forfeiture	-	-	(125)	-	125	-	-
Stock compensation	-	-	1,791	-	381	-	2,172
Treasury stock:
Acquisition	-	-	-	-	-	(34,676)	(34,676)
Reissuance for share-based incentive plans	-	-	(399)	-	-	399	-
Retirement	(12,952)	(598)	(53,020)	-	-	53,618	-
Cumulative translation adjustment	-	-	-	3,067	-	-	3,067
Net income	-	-	-	11,835	-	-	11,835
Balance, December 31, 2003	117,669	5,431	926,109	70,429	(179)	-	1,001,790

Stock options exercised (Note 10)	794	49	3,090	-	-	-	3,139
Stock compensation	-	-	5,716	-	179	-	5,895
Tax benefit from exercises of share based incentive awards	-	-	2,028	-	-	-	2,028
Cumulative translation adjustment	-	-	-	1,067	-	-	1,067
Dividend	-	-	-	(4,721)	-	-	(4,721)
Net loss	-	-	-	(65,270)	-	-	(65,270)
Liquidation dividend distribution	-	-	(848,795)	(1,505)	-	-	(850,300)

Balance, December 31, 2004	118,463	$ 5,480	$ 88,148	$ -	$ -	$ -	$ 93,628

9.	Significant Customers

Certain shareholders were the principal customers of the Company. These shareholders, who owned in the aggregate 27% of the Company's shares at the Disposal date, accounted for approximately 49% and 40% of total revenues for the years ended December 31, 2003 and 2004.

In 2004, the Company had one customer representing more than 10% of revenues. This customer, who was also a shareholder, represented 15% and 13% of total revenues for the years ended December 31, 2003 and 2004, respectively. The Company had no other unusual credit risks or concentrations.

As discussed in Note 1, the Company ceased trading at November 2, 2004.

10.	Retirement and Incentive Plans

Defined Contribution Pension Plan

Up to the date of Disposal, the Company had defined contribution plans for substantially all Company employees. The Company matched a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1.1 million for each of the years ended December 31, 2003 and 2004, respectively. On November 2, 2004 New Skies Satellites B.V. acquired the Company’s assets and assumed the Company’s liabilities. As part of this transaction New Skies Satellites B.V. also assumed all responsibilities for the defined pension plans.

Stock-based Compensation

Stock Option Plans – The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended (“Stock Plan”) effective January 1, 1999. The Supervisory Board was able to administer the Stock Plan itself or through a committee of the Supervisory Board or can appoint a foundation to administer the plan. At no time could the number of options issued under the Stock Plan exceed 10% of the issued common stock of the Company unless the Board amended its Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, were subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares reflecting 10% of the issued ordinary shares as of the date of the amendment. As of November 1, 2004, as a consequence of the Disposal, the Stock Plan was terminated. All unvested options immediately vested as a consequence.

The terms of the Stock Option Plan for the Supervisory Board (the “Directors Plan”) were similar to those of the 1999 Stock Option Plan. The options had a term of ten years and vest ratably in three equal, annual installments. At the annual meeting of shareholders in 2003, the shareholders approved grants to members of the Supervisory Board of options to acquire 63,433 shares.

The following table presents a summary of the Company’s share option activity and related information for the years ended December 31, 2003 and 2004, respectively:

		Weighted
	Options	Average
	Outstanding	Exercise Price
Outstanding, January 1, 2003	6,910,629	$7.35

Granted	742,848	4.99
Exercised	(71,332)	4.96
Forfeited	(1,094,532)	7.99
Outstanding, December 31, 2003	6,487,613	6.98

Granted	-	-
Exercised	(4,646,637)	6.01
Forfeited	(1,840,976)	9.50
Outstanding, November 1, 2004	-	$-

As a consequence of the termination of the plan on November 1, 2004 as referred to above, no options remain outstanding after that date.

The Company uses the fair value method of accounting for stock-based compensation awards to employees and non-employees that requires the fair value of stock-based awards be calculated through the use of an option pricing model.

The Company recognized $0.3 million and $1.1 million of compensation expense for the years ended December 31, 2003 and 2004, respectively under the Stock Option plans. The charge for 2004 also includes the impact of accelerating the vesting of all unvested options. This additional compensation expense of $0.8 million was included in "Transaction related expenses" associated with the Disposal.

Incentive Stock Plan—In 2003 and 2004, the members of the Management Board and certain other employees received rights to acquire an aggregate of 653,765 and 359,212 ordinary shares, respectively. These rights were similar to restricted stock grants and entitled (and required) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value (€0.05). The purchase of shares under each grant was to be settled in three equal instalments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The grants were governed by a plan administered by the Supervisory Board. At the date of grant, the weighted average fair value of awards made in 2003 and 2004 was $4.80 and $6.88 per share, respectively.

Under the plan the size of a grant to an eligible recipient was determined at the discretion of the plan administrator. All grants under the plan along with grants under the stock option plans, were subject to the aggregate limitation of 13,057,024 ordinary shares previously described. Grants could be extinguished under certain limited circumstances if the individual recipient ceased to be an employee of the Company. As of

November 1, 2004, consistent with the Stock Plans, and as a direct consequence of the Disposal that resulted in the sale of the assets and liabilities of the Company, the Incentive Stock Plan was terminated. All unvested options immediately vested as a consequence.

In 2003 and 2004, the shareholders also approved grants to the members of the Supervisory Board of rights to acquire an aggregate of 25,373 and 26,249 ordinary shares, respectively, with similar entitlements and obligations as rights granted to the Management Board and other employees described above. At the date of grant, the weighted average fair value of these awards was $6.03 and $7.03 per share, respectively. These grants also fully vested as a consequence of the Disposal that occurred on November 2, 2004.

The Company recognized $1.9 million and $4.8 million of compensation expense for the years ended December 31, 2003 and 2004, respectively under the Incentive Stock Plan. The charge for 2004 also included the impact of accelerating the vesting of all unvested options. This additional compensation expense of $3.3 million was included in "Transaction related expenses" associated with the Disposal.

11.	Personnel and Remuneration

Personnel expenses for the Company can be summarized as follows (in thousands of U.S. dollars):

	2003	2004

Wages and salaries	$25,896	$21,944
Social securities	619	794
Pension costs	728	650
Total	$27,243	$23,388

The average number of staff employed by the group during 2003 and 2004 were 155 and 150, respectively.

In 2004, the total remuneration of the individual members of the Supervisory Board were as follows (in thousands of U.S. dollars):

Supervisory Board
T.M. Seddon	$340.8
C. Séguin (resigned November 2, 2004)	200.5
J.W. Kolb	198.7
A.S. Ganguly (resigned November 2, 2004)	166.5
G.D. Mueller (resigned November 2, 2004)	156.6
S.K. Fung (resigned November 2, 2004)	156.4
L. Ruspantini (resigned May 13, 2004)	30.9
N. Kroes (resigned September 1, 2004)	24.4
Total	$1,274.8

As a consequence of the Disposal, the Company’s Stock Option and Incentive Stock Plans terminated. All outstanding, unvested options and obligations granted during the six year period ended November 1, 2004 immediately vested and were exercised to the extent that they had been issued with an exercise price at or below the per share purchase price paid by the investment funds. Certain other non-recurring equity payments and bonuses were also paid following the change of control.

All Supervisory Board members who resigned during the year were not replaced.

Total remuneration of the Management Board, including pension costs and any other amounts earned as a non-Management Board member for the year ended December 31, 2004, is summarized as follows (in thousands of U.S. dollars):

	Base Salary	Bonus	Pension	Other(1)	Total
Management Board
D.S. Goldberg (resigned November 2, 2004)	$ 434.8	$ 174.9	$ 26.1	$ 2,877.4	$ 3,513.2
A.M. Browne (resigned November 2, 2004)	384.6	96.7	28.8	1,701.2	2,211.3
S.J. Stott (resigned November 2, 2004)	300.1	75.5	27.0	1,179.6	1,582.2
Total	$ 1,119.5	$ 347.1	$ 81.9	$ 5,758.2	$ 7,306.7

(1)	As a consequence of the Disposal, the Company’s Stock Option and Incentive Stock Plans terminated.

All outstanding, unvested options and obligations granted during the six year period ended November 1, 2004 immediately vested and were exercised to the extent that they had been issued with an exercise price at or below the per share purchase price paid by the investment funds. Certain other non-recurring equity payments and bonuses were also paid following the change of control.

Upon commencement of liquidation proceedings, the current Management Board members resigned and the Company appointed NSS Liquidation B.V. as the new sole Managing Director and liquidator.

The Supervisory Directors and members of Management Board also have rights to acquire ordinary shares. These rights are similar to restricted stock grants, which entitle (and require) the individual to purchase a pre-determined number of shares at a price per share equal to nominal value (€0.05), and the purchase of shares subject to each grant is to be settled in three equal installments within 30 days of the designated settlement dates, which are generally the first, second and third anniversary of the date of grant.

The following table illustrates the number of shares outstanding at December 31, 2003 and 2004 subject to these rights agreements including those issued in 2004 to members of the Supervisory Board and Management Board:

	Beginning of Year	Granted	Exercised	Cancelled / Forfeited	End of Year
Supervisory Board
T.M. Seddon	7,404	6,403	(13,807)	-	-
J.W. Kolb	3,703	3,201	(6,904)	-	-
L. Ruspantini	3,703	-	(3,703)	-	-
G.D. Mueller	3,703	3,201	(6,904)	-	-
C. Séguin	4,071	3,521	(7,592)	-	-
A.S. Ganguly	3,703	3,201	(6,904)	-	-
S.K. Fung	3,703	3,201	(6,904)	-	-
N. Kroes	4,071	3,521	(1,579)	(6,013)	-
Total	34,061	26,249	(54,297)	(6,013)	-

Management Board
D.S. Goldberg	149,253	77,145	(226,398)	-	-
A.M. Browne	61,670	40,000	(101,670)	-	-
S.J. Stott	46,312	30,000	(76,312)	-	-
Total	257,235	147,145	(404,380)	-	-

In addition the following tables set forth the information regarding outstanding stock option grants for each member of our Supervisory and Management Board under the Company’s stock option plans. Options are granted to both Supervisory and Management Board members as a means of aligning the interests of management with those of shareholders.

	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Weighted Average Remaining Contractual Lives
Supervisory Board
T.M. Seddon	76,736	$7.07	-	-	(73,786)	$6.91	(2,950)	$11.00	-	-	-
J.W. Kolb	51,153	$7.23	-	-	(48,883)	$7.06	(2,270)	$11.00	-	-	-
L. Ruspantini	48,493	$7.22	-	-	(46,223)	$7.03	(2,270)	$11.00	-	-	-
G.D. Mueller	19,563	$6.39	-	-	(19,563)	$6.39	-	-	-	-	-
C. Séguin	53,339	$7.22	-	-	(50,839)	$7.03	(2,500)	$11.00	-	-	-
A.S. Ganguly	10,773	$5.80	-	-	(10,773)	$5.80	-	-	-	-	-
S.K. Fung	35,163	$7.11	-	-	(32,893)	$6.84	(2,270)	$11.00	-	-	-
N. Kroes	38,679	$7.11	-	-	(29,948)	$7.04	(8,731)	$7.35	-	-	-
D. Wear	7,378	$6.78	-	-	(7,378)	$6.78	-	-	-	-	-
Total	341,277	$7.06	-	-	(320,286)	$6.90	(20,991)	$9.48	-	-	-

	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Number	Weighted Average share price	Weighted Average Remaining Contractual Lives
Management Board
D.S. Goldberg	572,973	$7.08	-	-	(426,463)	$6.21	(146,510)	$9.61	-	-	-
A.M. Browne	606,712	$7.26	-	-	(447,932)	$6.41	(158,780)	$9.65	-	-	-
S.J. Stott	385,600	$7.03	-	-	(296,170)	$6.26	(89,430)	$9.57	-	-	-
Total	1,565,285	$7.16	-	-	(1,170,565)	$6.30	(394,720)	$9.62	-	-	-

12.	Business Segments and Geographic Information

The Company monitored its operations as a single enterprise and therefore believed that it had one operating segment, which was telecommunication satellite services.

The geographic source of revenues for telecommunication services, based on the billing addresses of customers, was as follows (in thousands of U.S. dollars):

	Year ended December 31,
	2003	2004

North America	$76,426	$61,980
Europe	47,713	35,442
India, Middle East and Africa	45,282	39,037
Latin America	27,740	22,945
Asia Pacific	8,434	7,136
Total	$205,595	$166,540

Prior to the Disposal, the Company's satellites represented over 90 percent of communications, plant and other property and were in geosynchronous orbit and consequently were not attributable to any geographic location. Of the other assets, the majority were located in North America and Europe.

As discussed in Note 1, the Company ceased trading on November 2, 2004.

ADDITIONAL INFORMATION

AUDITORS’ REPORT

Introduction

We have audited the accompanying financial statements of New Skies Satellites N.V. (in Liquidation), The Hague, The Netherlands for the year ended December 31, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements of New Skies Satellites N.V. (in Liquidation) give a true and fair view of the financial position of the company as of December 31, 2004 and of the result for the period then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the legal requirements for financial statements as included in Part 9, Book 2 of the Netherlands Civil Code.

Deloitte Accountants B.V.

Amsterdam, The Netherlands

June 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V. (in Liquidation)

By: T.C. Koster

Name:    T.C. Koster

Title:	Managing director of NSS Liquidator BV, liquidator

July 1, 2005